Managed Portfolio Series
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

February 11, 2022

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Ms. Mindy Rotter
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
Brookfield Place
200 Vesey Street, Suite 400
New York, NY 10281-1022

Re:    Managed Portfolio Series (the “Trust”) File Nos.: 333-172080 and 811-22525
    Principal Street High Income Municipal Fund (S000069084)

Dear Ms. Marquigny and Ms. Rotter:

The purpose of this letter is to respond to the comments you provided to Adam Smith on February 10, 2022, and February 11, 2022, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 528 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the A Class Shares to the Principal Street High Income Municipal Fund (the “Fund”). PEA No. 528 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on February 8, 2022 (Accession No. 0000894189-22-001056). In connection with the representations made in response to your comments, the Trust intends to file a request that the effective date of PEA 528 be accelerated to February 14, 2022.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

Legal Comments

1.Staff Comment: The Staff notes that the Interest Expense caption in the Fees and Expenses of the Fund table, is not clear as to what is covered by that line item. Please consider clarifying in the footnote to the Fees and Expenses of the Fund table whether this caption also covers borrowing interest, one of the excluded expenses identified in footnote 1.

Response: The Trust responds by supplementally confirming that it will revise footnote 1 to clarify the nature of the Interest Expense caption in the Fees and Expenses of the Fund table.

2.Staff Comment: In the Fees and Expenses of the Fund table, if the maximum deferred sales charge of 1.00% will only be imposed on redemptions in the first year, please add a corresponding footnote.

Response: The Trust responds by supplementally confirming that it will add the following footnote to the Fees and Expenses of the Fund table:

“(1) A contingent deferred sales charge (“CDSC”) of up to 1.00% may be imposed on A Class purchases of $1 million or more that are redeemed within 18 months of purchase. The CDSC will be reduced in the circumstances described in the Contingent Deferred Sales Charge and Dealer Reallowance – A Class Shares section on page 20 of this Prospectus.”

3.Staff Comment: For purposes of clarity, please consider removing the Redemption Fee line item to the Fees and Expense of the Fund table.

Response: The Trust responds by supplementally representing that it will remove the Redemption Fee line item to the Fees and Expense of the Fund table.

4.Staff Comment: Throughout the Fees and Expenses of the Fund table, please use a consistent presentation for negative values.

Response: The Trust responds by supplementally representing that it will revise the presentation of negative values in the Fees and Expenses of the Fund table so that they are presented consistently throughout.

5.Staff Comment: Please revise Footnote 1 to the Fees and Expenses of the Fund table so that the expiration date of the Operating Expenses Limitation Agreement is at least one year from effective date of the prospectus.

Response: The Trust responds by supplementally representing that it will revise the applicable footnote to clarify that the expiration date of the Operating Expenses Limitation Agreement is at least one year from effective date of the prospectus.

6.Staff Comment: In the Expense Example the Staff notes the 10-year example for Class A shares does not appear to be consistent with the expense examples for the other share classes of the Fund. Please revise.

Response: The Trust responds by supplementally representing that it will revise the Expense Example to reflect a 10-year example for A Class of $1,453.

7.Staff Comment: In the narrative disclosure immediately preceding the Performance Bar Chart, the Staff notes the website provided directs investors to the main Fund website. Please consider revising the website so that investor are directed either directly to the Fund’s performance page or a webpage where the Fund’s performance is directly accessible.

Response: The Trust responds by supplementally representing that it will revise the website to a webpage where the Fund’s performance is directly accessible.

8.Staff Comment: Please revise footnote 2 to Average Annual Total Returns table so that the date of commencement of operations of A Class shares is a date not sooner than the effective date of the Fund’s prospectus.

Response: The Trust responds by supplementally representing that it will revise footnote 2 to the Average Annual Total Returns table to reflect a date of the commencement of operations of A Class shares not sooner than the effective date of the Fund’s prospectus.

9.Staff Comment: In the Management of the Fund section, please revise the disclosure to clarify that the Operating Expenses Limitation Agreement is a contractual obligation with an expiration through a date at least one year from the date of the Prospectus.

Response: The Trust responds by supplementally representing that it will revise the disclosure to clarify that the Operating Expenses Limitation Agreement is a contractual obligation, and that the expiration date of the Agreement is not sooner than one year from the date of the Prospectus.

10.Staff Comment: The Staff notes that the revised language in the second to last paragraph under the Class Description section refers to an investment minimum of $1,000,000. However, the Staff notes the summary section states the investment minimum for Institutional Class shares will be $25,000 until March 9, 2022. Please reconcile or explain.

Response: The Trust responds by supplementally representing that it will revise the applicable disclosure as follows:

“Investors meeting the investment minimum of ~~$1,000,000~~ $25,000, or otherwise investing in the A Class shares via a financial intermediary platform where A Class shares are available for purchase, may invest in the A Class shares.”

11.Staff Comment: In the Contingent Deferred Sales Charge and Dealer Reallowance – A Class Shares section, the Staff notes the disclosure states that “the Fund may impose a CDSC of up to 1.00% on certain redemptions of those investments made within 18 months of the purchase.” Please reconcile this disclosure with the Fees and Expenses of the Fund table.

Response: The Trust responds by supplementally representing that it will add the footnote discussed in response to Staff Comment 2 above to the Fees and Expenses of the Fund table.

Accounting Comments

12.Staff Comment: Please review the amounts noted in the hypothetical example for the A class shares’ 10-year period. If deemed correct, please provide the Staff with the calculation supporting such amounts. If the example needs to be revised, provide the corrected amounts in correspondence and confirm in correspondence that such amounts will be corrected in a 497 filing as soon as possible.

Response: The Trust responds by supplementally confirming that it will revise the Expense Example to reflect a 10-year example for A Class of $1,453 and that a 497 filing will be submitted as soon as possible to reflect the change.

13.Staff Comment: Please confirm in correspondence that a hyperlink to the financial statements incorporated by reference in the financial statement section of the SAI will be included in a 497 filing as soon as possible.

Response: The Trust responds by supplementally confirming that it will revise include a hyperlink to the financial statements incorporated by reference in the financial statement section of the SAI in a 497 filing to be submitted as soon as possible.

14.Staff Comment: The Staff notes that in the explanatory note, the new class is referred to a Class A shares; please confirm in correspondence that the name of the new class, which is noted throughout the document as “A Class” shares, will be corrected in a 497 filing as soon as possible

Response: The Trust responds by supplementally confirming that the correct name of the new share class is “A Class” and will correct any references to “Class A” in a 497 filing to be submitted as soon as possible.

15.Staff Comment: Please confirm in correspondence that the ticker symbol for the A Class shares will be updated in EDGAR as soon as possible.

Response: The Trust responds by supplementally confirming that the ticker symbol for A Class shares will be updated in EDGAR as soon as possible.

* * * * * *

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact me at (414) 765-6115.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Adam W. Smith
Adam W. Smith
For U.S. Bank Global Fund Services

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.